UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

QUAD M SOLUTIONS, INC.
(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No.: 1-03319

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-QSB ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Quad M Solutions, Inc. Full Name of Registrant
115 River Road, Suite 151 Address of Principal Executive Office (Street and Number) Edgewater, NJ 07020 City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

The Registrant’s annual report on Form 10-K could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its financial statements.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Pat Dileo, CEO	(732)	423-5520
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes   ☐ No

(3)

Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In April 2019, the Company, then known as Mineral Mountain Mining & Milling Company, at the direction of its former management, entered into a change in control and, in connection therewith, the Company divested substantially all of its equity interest in its former mining subsidiaries and 100% of its control of the Company’s former mining subsidiaries and operations to an entity formed by the Company’s former CEO and Chairman for nominal consideration. The Company’s former mining subsidiaries had never generated any material revenues.

Before the end of the fiscal year ended September 30, 2019, the Company changed its name from Mineral Mountain Mining & Milling Company to Quad M Solutions, Inc. and through its new operating subsidiaries began implementation of its business plan  of providing a full spectrum of benefit and insurance consulting services, principally to smaller and mid-sized employer. Since the end of its 2019 fiscal year, the Company has been engaged in the staffing business offering small group self-insured healthcare plans and employee-owned health savings accounts principally to its target market of small and mid-sized employers and the growing gig economy.

During the three and nine-month periods ended June 30, 2020, the Company reported revenues of $4.73 million and $10.05 million, respectively, compared to no revenues for the same three and nine-month periods of the prior fiscal year. The Company anticipates reporting revenues of approximately $17 million for the fiscal year ended September 30, 2020.

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Quad M Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2020	By:	/s/ Pat Dileo
Pat Dileo, CEO

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